September 12, 2007

BY EDGAR AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Elaine Wolff
Michael McTiernan

Re:	Visa Inc.
Registration Statement on Form S-4 (File No. 333-143966)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Visa Inc. (the “Company”) hereby requests that the effective time of the above-referenced registration statement be accelerated to 4:00 p.m. (EST) on Thursday, September 13, 2007, or as soon thereafter on such date as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Visa Inc.

/s/ William M. Sheedy

William M. Sheedy

Executive Vice President